As filed with the Securities and Exchange Commission on June 26, 2007

Registration No. 333-132931

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 1 ON FORM S-3 TO
FORM S-4
REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

CALIPER LIFE SCIENCES, INC.

(Exact name of registrant as specified in its charter)

Delaware	33-0675808
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification Number)

68 Elm Street

Hopkinton, MA 01748

(508) 435-9500

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

E. Kevin Hrusovsky

President and Chief Executive Officer

Caliper Life Sciences, Inc.

68 Elm Street

Hopkinton, MA 01748

(508) 435-9500

(Name, address, including zip code, and telephone number, including area code, of agent for service)

With a copy to:

William T. Whelan, Esq.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

One Financial Center

Boston, Massachusetts 02111

(617) 542-6000

Approximate date of commencement of proposed sale to the public: From time to time after this Registration Statement becomes effective.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box.  ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box.  ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the company shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), shall determine.

EXPLANATORY NOTE

Caliper Life Sciences, Inc., a Delaware corporation (“Caliper” or the “Registrant”) hereby amends its Registration Statement on Form S-4 (Registration No. 333-132931) filed with the Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Securities Act”) and declared effective on July 11, 2006 (the “Registration Statement”), by filing this Post-Effective Amendment No. 1 on Form S-3 (the “Post-Effective Amendment No. 1”).  The purpose of this Post-Effective Amendment No. 1 is to register (i) 4,701,733 shares of common stock, $.001 par value (the “Common Stock”), of Caliper underlying warrants to purchase such shares issued to the shareholders of Xenogen Corporation (“Xenogen”) and (ii) 1,471,946 shares of Common Stock underlying Xenogen Warrants assumed by Caliper in connection with the acquisition by Caliper of Xenogen in August 2006 (the “Merger”). Such shares (the “Shares”) were previously registered pursuant to the Registration Statement filed by Caliper.  All filing fees payable in connection with the registration of these securities were previously paid in connection with the filing of the Registration Statement.

On August 9, 2006, pursuant to an Agreement and Plan of Merger (the “Merger Agreement”) dated as of February 10, 2006 by and among Caliper, Caliper Holdings, Inc., a Delaware corporation and direct, wholly owned subsidiary of Caliper (“Merger Sub”), and Xenogen, among other things:

•      Xenogen was merged into Merger Sub (the “Merger”), as a result of which Xenogen ceased to exist and Merger Sub continued its existence as a wholly owned subsidiary of Caliper;

•      each outstanding share of common stock, par value $0.001 per share, of Xenogen (“Xenogen Common Stock”) was converted into the right to receive approximately 0.5792 of a share of Caliper Common Stock and approximately 0.2249 of a warrant to acquire one share of Caliper Common Stock at an exercise price of $6.79 (the “Caliper Warrants”);

•      Caliper assumed Xenogen’s obligations pursuant to warrants to purchase 1,830,581 shares of Xenogen Common Stock that were outstanding a the time of the Merger (“Xenogen Warrants” and, together with the Caliper Warrants, the “Warrants”), such that upon exercise holders are entitled exchange such Xenogen Warrants into approximately .5792 of a share of Caliper Common Stock and approximately .2249 of a Caliper Warrant to acquire one share of Caliper Common Stock at an exercise price of $6.79.  Only Xenogen Warrants that are exercised on or before August 9, 2011 are eligible to receive the Caliper Warrants which expire on that date; and

•      Caliper assumed Xenogen’s obligations under certain stock incentive plans (collectively, the “Plans”), and Shares became purchasable or otherwise issuable thereunder in lieu of Xenogen Common Stock.

This Post-Effective Amendment No. 1 relates only to the Shares issuable upon exercise of the Warrants and does not relate to, and the Registration Statement continues to cover, (1) shares of Common Stock issued in connection with the Merger, (2) warrants that were deemed issued in connection with the Merger pursuant to the Registrant’s assumption of warrants to purchase shares of Xenogen Common Stock, and (3) shares of Common Stock issuable pursuant to the Plans.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JUNE 26, 2007

PROSPECTUS

CALIPER LIFE SCIENCES, INC.

6,173,679 SHARES OF COMMON STOCK

This prospectus relates to (i) 4,701,733 shares of our common stock, par value $0.001 per share, issuable upon the exercise of Caliper Warrants issued by us to the former security holders of Xenogen Corporation, a Delaware corporation, and (ii) 1,471,946 shares of our common stock underlying Xenogen Warrants assumed by us in connection with our acquisition of Xenogen on August 9, 2006. This transaction is described in the “Merger with Xenogen Corporation” section of this prospectus.

The exercise price of each Caliper Warrant issued to Xenogen security holders in the merger is $6.79 per share.  If all of the Caliper Warrants are exercised for cash, we will receive $31.9 million in proceeds.  The exercise prices of the Xenogen Warrants assumed by us range from $2.91 to $40.75.  If all the Xenogen Warrants (including the Caliper Warrants that are issuable upon exercise of the Xenogen Warrants) are exercised for cash, we will receive $9.4 million in proceeds.

Our shares of common stock are quoted on the Nasdaq Global Market under the symbol “CALP.”  On June 22, 2007, the closing price of our common stock was $4.56 per share.  The warrants issued to Xenogen security holders are quoted on the Nasdaq Global Market under the symbol “CALPW.”  On June 21, 2007, the most recent date on which the warrants were traded on the Nasdaq Global Market, the price at which the warrants were traded was $1.44 per warrant.

Investing in our securities involves risks.
See “Risk Factors” on page 7.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

THE DATE OF THIS PROSPECTUS IS JUNE 26, 2007.

TABLE OF CONTENTS

OUR BUSINESS

MERGER WITH XENOGEN CORPORATION

RISK FACTORS

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

USE OF PROCEEDS

DESCRIPTION OF COMMON STOCK

DESCRIPTION OF WARRANTS

PLAN OF DISTRIBUTION

LEGAL MATTERS

EXPERTS

WHERE YOU CAN FIND MORE INFORMATION

INCORPORATION OF DOCUMENTS BY REFERENCE

OUR BUSINESS

The following is only a summary. We urge you to read the entire prospectus, including the more detailed consolidated financial statements, notes to the consolidated financial statements and other information included herein or incorporated by reference from our other filings with the SEC. Investing in our securities involves risks. Therefore, please carefully consider the information provided under the heading “Risk Factors” starting on page 7.

Caliper Life Sciences, Inc. sells products, services and integrated systems comprised of instruments, software and reagents to life sciences, biomedical and pharmaceutical researchers. We believe our offerings enable our customers to accelerate drug discovery, enhance the diagnosis of disease and facilitate scientific research. Caliper’s strategy is to transform drug discovery and development through technologies and services that are relevant to and predictive of drug effects in humans. Our products and services, assembled from our leading portfolio of microfluidics, automation, liquid handling, and molecular imaging technologies, address key issues along the critical path of pre-clinical drug discovery and development.

On August 9, 2006, we completed our acquisition of Xenogen Corporation. Xenogen develops and markets products, technologies and services for acquiring, analyzing and managing complex image data from live animals. Our acquisition of Xenogen provides us entry into the fast-growing molecular imaging market, and positions us as one of the first life science instrumentation companies able to provide an integrated portfolio of products and services for both in vitro (referring to tests or reactions taking place outside a living organism) and in vivo (referring to tests or reactions taking place inside a living organism) research. A large majority of drug candidates that seem promising in early in vitro studies fail during pre-clinical animal trials. By tracking this drug attrition, understanding its root causes, and pursuing solutions, we believe we can improve the clinical relevance of early drug discovery and development.

The initial focus of our strategic effort has been to pursue oncology applications, and we are currently seeking new experimental models, techniques and tools that bridge in vitro and in vivo experimentation in this major therapeutic area. Future areas of interest include solutions for cardiovascular, metabolic disease and inflammation/immunology therapeutic programs.

Our products and services currently address some of the key challenges that face the pharmaceutical and biotechnology industry, including shrinking drug candidate pipelines, late-stage drug failures, and unforeseen side effects coming to light late in the development process, or post-commercialization. Using our products and services, researchers are able to increase the speed and efficiency of their screening efforts, make better choices earlier in the drug discovery and development process, and conduct profiling experiments that identify drug side effects well before the human clinical trial stage.

We are pursuing the application of our technology to the diagnostics market and believe that our LabChip technologies may be able to provide ease of use, cost and data quality benefits for certain diagnostic tests. These benefits are the anticipated result of chip-based integration, automation and miniaturization of the various workflow steps required to perform these tests. We are presently working with collaboration partners in this area through our “Caliper Driven” program. Although most of these projects are still in the feasibility or early development stages, we believe that one of our Caliper Driven partners, Agilent Technologies, expects to commercialize its first diagnostic test based on our LabChip technology in 2007.

Caliper was organized under the laws of the State of Delaware on July 26, 1995. Our principal executive offices are located at 68 Elm Street, Hopkinton, Massachusetts 01748, and our telephone number is (508) 435-9500. Our web site address is www.caliperLS.com. Our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and all amendments to those reports, are available to you free of charge through the Investor Relations section of our website as soon as reasonably practicable after such materials have been electronically filed with, or furnished to, the SEC. The contents of our web site are not part of this prospectus.

Caliper, including our wholly-owned subsidiaries, has registered and applied to register a number of trademarks in the U.S. and in foreign markets where its products are sold. Trademarks currently used by Caliper include: Caliper, the Caliper logo, LabChip HT, LabChip Driven, Caliper Driven, LabChip, the LabChip logo, Discovery Alliance and Services, Zymark, LibraryCard, Allegro, CLARA, MultiDose, Prelude, RapidPlate, RapidTrace, Staccato, TurboVap, Twister, iLink, iLink Pro, inL10, Desktop Profiler, Desktop ProfilerPro, ProfilerPro, Zephyr, APW3, TPW3, Sciclone, Z-8, FLIT, Automation Certified, MultiFill, EasyFill, Presto, Autotrace, Zymate, EasyLab, and iBlox. NovaScreen, and RSMDB are trademarks of NovaScreen Biosciences Corporation, which is a wholly-owned subsidiary of Caliper. Xenogen, the Xenogen logo, IVIS, Living Image, LPTA, Bioware, VivoVision, Life Changing, Discovery in the living organism and Discovery at the speed of light are trademarks of Xenogen Corporation, which is a wholly-owned subsidiary of Caliper.

MERGER WITH XENOGEN CORPORATION

On August 9, 2006, we acquired Xenogen Corporation, a maker of advanced imaging systems including instruments and biological solutions designed to accelerate drug discovery and development, for approximately $62.1 million, including $52.2 million in Caliper Common Stock, $7.1 million in warrants and $2.8 million of estimated direct acquisition costs. Under the terms of the acquisition agreement, we issued approximately 12.1 million common shares and approximately 4.7 million warrants to purchase

Caliper common shares, and reserved approximately 1.1 million additional shares and 0.4 million additional warrants that are issuable in connection with the exercise of the Xenogen Warrants assumed at the date of acquisition, in exchange for all of Xenogen’s equity securities outstanding at the closing.

The Caliper Warrants issued in the merger have a term of five years ending on August 9, 2011 and an exercise price of $6.79 per share. In addition, each outstanding warrant to purchase Xenogen Common Stock was assumed by us in the merger and became exercisable for the same number of shares of our common stock and warrants to purchase our common stock as would have been issuable in respect of shares issued upon the exercise of such warrant immediately prior to the closing of the merger, assuming the actual exercise of the assumed warrants occurs prior to the fifth anniversary of the closing of the merger, after which time only Caliper Common Stock will be issuable upon the exercise of such assumed warrants. The original term of, and exercise price for, each outstanding warrant to purchase Xenogen Common Stock that was assumed by us in the merger remains unchanged.  The exercise prices for such warrants range from $2.91 to $40.75 per share.

The successful integration of Xenogen remains subject to substantial risks and uncertainties, as follows:

•    if in vivo biophotonic imaging products and services do not become widely used by pharmaceutical, biotechnology, biomedical and chemical researchers, our revenue will grow more slowly than expected or decline and make it more difficult for us to achieve or maintain profitability;

•    the intellectual property rights owned or controlled by Xenogen may not provide meaningful commercial protection for our products, which could enable third parties to use our technology, or very similar technology, and could reduce our ability to compete in the market;

•    we are currently engaged in patent litigation over Xenogen-controlled patents which was ongoing prior to the acquisition, and we may need to initiate other lawsuits to protect or enforce our patents or other proprietary rights, which would be expensive, and if we lose, may cause us to lose some of our intellectual property rights, which would reduce our ability to compete in the market and may cause our stock to decline; and

•    other factors that involve known and unknown risks and uncertainties may cause actual financial results, performance or achievements to differ materially from anticipated results.

RISK FACTORS

The following factors should be considered carefully in evaluating whether to purchase shares of Caliper common stock. These factors should be considered in conjunction with any other information included or incorporated by reference herein, including in conjunction with forward-looking statements made herein. See “Where You Can Find More Information” on page 20.

Risks Related To Our Business

Our LabChip products may not achieve widespread market acceptance, which could cause our revenue to grow slowly or decline and make it more difficult for us to achieve or maintain profitability.

The commercial success of our LabChip products depends upon market acceptance of the merits of our drug discovery and automated electrophoresis separations systems by pharmaceutical and biotechnology companies, academic research centers and other companies that rely upon laboratory experimentation. However, because our microfluidic drug discovery and automated electrophoresis systems have been in operation for only a limited period of time, their accuracy, reliability, ease-of-use and commercial value have not yet gained widespread commercial acceptance. If these systems do not continue to gain further market acceptance, our revenue may grow more slowly than expected or decline.

In addition, our strategy for the LabChip 3000 system, our microfluidic-based screening product, depends upon the early users of these systems buying additional units as they spread the adoption of this technology throughout their organizations worldwide. New customers for our drug discovery systems may wait for indications from our initial drug discovery system customers that our drug discovery systems work effectively and generate substantial benefits. If the early users of our LabChip 3000 systems do not endorse the further adoption of these systems because they fail to generate the expected quantities and quality of data, are too difficult or costly to use, or are otherwise deficient in meeting the screening needs of these customers, further sales of these systems to these early users may be limited, and sales to new users will be more difficult.

Because drug screening systems represent substantial capital expenditures, it is important that these systems be capable of performing a wide variety of different types of assays and experiments in order to justify the cost of the systems. We intend to continue to lower the cost of these systems and to develop new versions of our microfluidic-based drug discovery systems with enhanced features that address existing and emerging customer needs, such as offering a broad range of standardized, easy-to-use assays. In this regard, we recently launched a new LabChip system, the Desktop Profiler, designed specifically to facilitate secondary kinase screening by providing a more highly automated system and making available our ProfilerPro reaction ready plates already loaded with required reagents. If the commercial adoption of our other existing LabChip products and this new LabChip system is slower than we presently expect, we may experience a decline in revenue or slow revenue growth and may not achieve or maintain profitability.

For all of the foregoing reasons, we cannot assure you that our efforts to increase the adoption of our LabChip-based drug screening and automated electrophoresis systems, by both existing and new users, will be expeditious or effective.

In summary, market acceptance of our LabChip systems will depend on many factors, including:

•       our ability to demonstrate the advantages and potential economic value of our LabChip drug discovery systems over alternative, well-established technologies;

•       our ability to develop a broader range of standard assays and applications that enable customers and potential customers to perform many different types of experiments on a single LabChip instrument system;

•       our ability to penetrate the market for secondary kinase screening with our new DeskTop Profiler and ProfilerPro products; and

•       our ability to market and sell our drug discovery systems and related consumable products through our marketing and sales organization without the involvement of our senior management.

If our in vivo biophotonic imaging products and services do not become widely used by pharmaceutical, biotechnology, biomedical and chemical researchers, our revenue will grow more slowly than expected or decline and make it more difficult for us to achieve or maintain profitability.

We acquired Xenogen Corporation on August 9, 2006 in order to add its suite of in vivo biophotonic imaging products and other drug discovery and development services to our existing suite of in vitro products and services. Pharmaceutical, biotechnology, biomedical and chemical researchers have historically conducted in vivo biological assessment using a variety of technologies, including a variety of animal models. Compared to these technologies, Xenogen in vivo biophotonic imaging technology is relatively new, and the number of companies and institutions using our technology is relatively limited. The commercial success of these products will depend upon the widespread adoption of our technology as a preferred method to perform in vivo biological assessment. In order to be successful, these products must meet the technical and cost requirements for in vivo biological assessment within the life sciences industry. Widespread market acceptance will depend on many factors, including:

•      the willingness and ability of researchers and prospective customers to adopt new technologies;

•       our ability to convince prospective strategic partners and customers that our technology is an attractive alternative to other methods of in vivo biological assessment;

•       our customers’ perception that our products can help accelerate efforts and reduce costs in drug development; and

•       our ability to sell and service sufficient quantities of our products.

Because our in vivo biophotonic imaging technology has not yet achieved widespread market adoption, our ability to assist the drug development process in leading to the approval of drugs with commercial potential has yet to be fully proven. If commercial advantages are not realized from the use of in vivo biophotonic imaging, our existing customers could stop using our products, and we could have difficulty attracting new customers. Because of these and other factors, our biophotonic imaging products may not gain widespread market acceptance or become the industry standard for in vivo biological assessment.

We had no sales of our GCAS automated target preparation system to Affymetrix during the year ended December 31, 2006, or during the first quarter of 2007, and the future revenue growth of our laboratory automation business depends to a significant extent on additional sales of GCAS systems by Affymetrix. If Affymetrix discontinues selling the GCAS system, or if end-user demand for this product is not as strong as anticipated by Affymetrix, our revenue targets may not be achieved.

In collaboration with Affymetrix, we have developed a new automated system for the preparation of nucleic acid target material to be applied to Affymetrix’s GeneChip devices, which system is based on our Sciclone liquid handling instrument. Affymetrix began to ship the commercial version of the GCAS system during the third quarter of 2005. Under the terms of the collaboration agreement, we supply the GCAS system to Affymetrix on an OEM basis, and Affymetrix markets and sells the GCAS system to end user customers. Affymetrix announced in 2005 that low initial-production yields of its commercial Mapping 500K Set Array had constrained shipment volumes for this product. Because users of Affymetrix’s Mapping 500K Set Array product are also expected to be users of the GCAS systems, if Affymetrix continues to have low production volumes for this product or experiences difficulties in launching other GeneChip applications, the demand for GCAS systems will be adversely affected. In addition, Affymetrix may experience other difficulties in the marketing, sale, and support of the GCAS system. For these reasons, our revenues from the sale of GCAS systems have been less than we originally anticipated, and had no revenue from the sale of GCAS systems to Affymetrix during 2006. We believe that Affymetrix is addressing the production and other technical issues associated with its Mapping 500K Set Assay products, and we presently expect our sales of GCAS systems to Affymetrix to resume during the second half of 2007. However, if Affymetrix continues to experience production and other technical issues with its products, our revenue from the sale of GCAS systems will be less than expected. In addition, because the GCAS system is a relatively new product for which there is limited commercial experience, there can be no assurance that the demand for this product will materialize as expected.

Because we receive revenue principally from pharmaceutical, biotechnology and chemical companies and biomedical research institutions, the economic conditions and regulatory requirements faced by those companies and institutions and their capital spending policies may have a significant effect on the demand for our products.

We market our products to pharmaceutical, biotechnology and chemical companies and biomedical research institutions, and the capital spending policies of these entities can have a significant effect on the demand for our products. These policies vary significantly between different customers and are based on a wide variety of factors, including the resources available for purchasing research equipment, the spending priorities among various types of research companies and the policies regarding capital expenditures. In particular, economic conditions and regulatory requirements faced by pharmaceutical and biotechnology companies have at certain times directly affected their capital spending budgets. In addition, continued consolidation within the pharmaceutical industry will likely delay and may potentially reduce capital spending by pharmaceutical companies involved in such consolidations. During the past several years, many of our customers and potential customers, particularly in the biopharmaceutical industry, have reduced their capital spending budgets because of these generally adverse prevailing economic conditions, consolidation in the industry and increased pressure on the profitability of such companies, due in part to competition from generic drugs. If our customers and potential customers do not increase their capital spending budgets, because of continuing adverse economic conditions or further consolidation in the industry, we could face weak demand for our products. Similarly, changes in availability of grant moneys may impact our sales to academic customers. Recent developments regarding safety issues for widely used drugs, including actual and/or threatened litigation, also may affect capital spending by pharmaceutical companies. Any decrease or delay in capital spending by life sciences or chemical companies or biomedical researchers could cause our revenue to decline and harm our profitability.

In addition, consolidation within the pharmaceutical industry may not only affect demand for our products, but also existing business relationships. For example, if two or more of our present or future biophotonic imaging customers merge, we may not receive the same aggregate amount of fees under one license agreement with the combined entity that we received under separate license agreements with these customers prior to their merger. Moreover, if one of our biophotonic imaging customers merges with an entity that is not such a customer, the new combined entity may not renew our license agreement. Any of these developments could materially harm our business or financial condition.

Our future revenue is unpredictable and could cause our operating results to fluctuate significantly from quarter to quarter.

Our quarterly and annual operating results have fluctuated in the past and are likely to do so in the future. Our operating results have been historically stronger in the fourth quarter due to the decision-making process of our customer base.Xenogen’s operating results have historically been stronger in the second and fourth quarters. The sale of many of our products typically involves a scientific evaluation and commitment of capital by customers. Accordingly, the initial sales cycles of many of our products are lengthy and subject to a number of significant risks that are beyond our control, including customers’ budgetary constraints and internal acceptance reviews. As a result of this lengthy and unpredictable sales cycle, our operating results have historically fluctuated significantly from quarter to quarter, and we expect this trend to continue. In addition, a large portion of our expenses are relatively fixed. Historically, customer buying patterns and our revenue growth have caused a substantial portion of our revenues to occur in the last month of the quarter. Delays in the receipt of orders, our recognition of product or service revenue or the manufacture of product near the end of the quarter could cause quarterly revenues to fall short of anticipated levels. Because our operating expenses are based on anticipated revenue levels and a high percentage of our expenses are relatively fixed, less than anticipated revenues for a quarter could have a significant adverse impact on our operating results. Accordingly, if our revenue declines or does not increase as we anticipate, we might not be able to correspondingly reduce our operating expenses in a timely enough manner to avoid incurring additional losses. Our failure to achieve our anticipated level of revenue could significantly harm our operating results for a particular fiscal period.

The following are among additional factors that could cause our operating results to fluctuate significantly from period to period:

•       changes in the demand for, and pricing of, our products and services;

•       the length of our sales cycles and buying patterns of our customers, which may cause a decrease in our operating results for a quarterly period;

•       the nature, pricing and timing of other products and services provided by us or our competitors;

•       changes in our renewable contracts, including licenses;

•       our ability to obtain key components for products and manufacture and install them on a timely basis to meet demand;

•       changes in the research and development budgets of our customers;

•       customer resistance to paying technology licensing fees in conjunction with future IVIS imaging system purchases;

•       customer reactions to our recent merger with Xenogen;

•       acquisition, licensing and other costs related to the expansion of our operations;

•       expenses related to our patent infringement litigation with AntiCancer and other litigation in which we are or may become involved; and

•       expenses related to, and the results of, patent filings and other proceedings relating to intellectual property rights.

Due to the possibility of fluctuations in our revenue and expenses, we believe that quarter to quarter or annual comparisons of our operating results are not a good indication of our future performance.

Our intellectual property rights may not provide meaningful commercial protection for our products, which could enable third parties to use our technology, or very similar technology, and could reduce our ability to compete in the market.

We rely on patent, copyright, trade secret and trademark laws to limit the ability of others to compete with us using the same or similar technology in the U.S. and other countries. However, these laws afford only limited protection and may not adequately protect our rights to the extent necessary to sustain any competitive advantage we may have. In addition, our current and future patent applications may not result in the issuance of patents in the U.S. or foreign countries. The laws of some foreign countries do not protect proprietary rights to the same extent as the laws of the U.S., and many companies have encountered significant problems in protecting their proprietary rights abroad. These problems can be caused by the absence of adequate rules and methods for defending and enforcing intellectual property rights.

We will be able to protect our technology from unauthorized use by third parties only to the extent that they are covered by valid and enforceable patents or are effectively maintained as trade secrets. The patent positions of companies developing tools for pharmaceutical, biotechnology, biomedical and chemical industries, including our patent position, generally are uncertain and involve complex legal and factual questions, particularly as to questions concerning the enforceability of such patents against alleged infringement. The biotechnology patent situation outside the U.S. is even more uncertain, particularly with respect to the patentability of transgenic animals. Changes in either the patent laws or in interpretations of patent laws in the U.S. and other countries may therefore diminish the value of our intellectual property. Moreover, our patents and patent applications may not be sufficiently broad to prevent others from practicing our technologies or from developing competing products. We also face the risk that others may independently develop similar or alternative technologies or design around our patented technologies.

We own, or control through exclusive licenses, a variety of issued patents and pending patent applications. However, the patents on which we rely may be challenged and invalidated, and our patent applications may not result in issued patents. For example, in 2005 AntiCancer filed a lawsuit against Xenogen alleging infringement of certain patents and requesting that the court declare invalid one of our primary patents covering methods of in vivo biophotonic imaging. For a description of our litigation with AntiCancer, see “Legal Proceedings” in our annual report on Form 10-K for the year ended December 31, 2006.

We have taken measures to protect our proprietary information, especially proprietary information that is not covered by patents or patent applications. These measures, however, may not provide adequate protection of our trade secrets or other proprietary information. We seek to protect our proprietary information by entering into confidentiality agreements with employees, collaborators and consultants. Nevertheless, employees, collaborators or consultants may still disclose our proprietary information, and we may not be able to protect our trade secrets in a meaningful way. If we lose employees, we may not be able to prevent the unauthorized disclosure or use of our technical knowledge or other trade secrets by those former employees despite the existence of nondisclosure and confidentiality agreements and other contractual restrictions to protect our proprietary technology. In addition, others may independently develop substantially equivalent proprietary information or techniques or otherwise gain access to our trade secrets.

We are currently involved in patent litigation and we may need to initiate other lawsuits to protect or enforce our patents or other proprietary rights, which would be expensive and, if we lose, may cause us to lose some of our intellectual property rights, which would reduce our ability to compete in the market and may cause our stock price to decline.

The patents on which we rely may be challenged and invalidated, and our patent applications may not result in issued patents. For example, in 2005 AntiCancer filed a lawsuit against Xenogen alleging infringement of certain patents and requesting that the court declare invalid one of our primary patents covering methods of in vivo biophotonic imaging. For a description of our litigation with AntiCancer, see “Legal Proceedings” in our annual report on Form 10-K for the year ended December 31, 2006. In addition, in order to protect or enforce our patent rights, we may initiate patent litigation against third parties, such as infringement suits or interference proceedings. This risk is exacerbated by the fact that those third parties may have access to substantially greater financial resources than we have to conduct such litigation.

These lawsuits are expensive, take significant time and could divert management’s attention from other business concerns. These lawsuits would put our patents at risk of being invalidated or interpreted narrowly and our patent applications at risk of not issuing. Additionally, we may suffer reduced instrumentation sales and/or license revenue as a result of pending lawsuits or following final resolution of lawsuits. Further, these lawsuits may also provoke these third parties to assert claims against us. Attempts to enforce our patents may trigger third party claims that our patents are invalid. We may not prevail in any of these suits and any damage or other remedies awarded to us, if any, may not be commercially valuable. During the course of these suits, there may be public announcements of results of hearings, motions and other interim proceedings or developments in the litigation. If securities analysts or others perceive any of these results to be negative, it could cause our stock price to decline.

Acquisitions may have unexpected consequences or impose additional costs on us.

Our business is highly competitive and our growth is dependent upon market growth and our ability to enhance our existing products, introduce new products on a timely basis and offer our customers products that provide a more complete solution. One of the ways we may address the need to develop new products is through acquisitions of complementary businesses and technologies, such as our acquisition of Zymark in July 2003, our acquisition of NovaScreen in October 2005, and our acquisition of Xenogen in August 2006. From time to time, we consider and evaluate potential business combinations involving our acquisition of another company and transactions involving the sale of our company through, among other things, a possible merger or consolidation of our business into that of another entity.

Acquisitions involve numerous risks, including the following:

•       difficulties in integration of the operations, technologies and products and services of the acquired companies;

•       the risk of diverting management’s attention from normal daily operations of the business;

•       potential cost and disruptions caused by the integration of financial reporting systems and development of uniform standards, controls, procedures and policies;

•       accounting consequences, including amortization of acquired intangible assets or other required purchase accounting adjustments, resulting in variability or reductions of our reported earnings;

•       potential difficulties in completing projects associated with purchased in-process research and development;

•       risks of entering markets in which we have no or limited direct prior experience and where competitors in these markets have stronger market positions;

•       the potential loss of our key employees or those of the acquired company due to the employment uncertainties inherent in the acquisition process;

•       the assumption of known and potentially unknown liabilities of the acquired company;

•       the risk that we may find that the acquired company or business does not further our business strategy or that we paid more than what the company or business was worth;

•       our relationship with current and new employees and customers could be impaired;

•       the acquisition may result in litigation from terminated employees or third parties who believe a claim against us would be valuable to pursue;

•       our due diligence process may fail to identify significant issues with product quality, product architecture and legal contingencies, among other matters; and

•       there may be insufficient revenues to offset increased expenses associated with acquisitions.

Acquisitions may also cause us to issue common stock that would dilute our current stockholders’ percentage ownership; record goodwill and non-amortizable intangible assets that will be subject to impairment testing and potential periodic impairment charges; incur amortization expenses related to certain intangible assets; or incur other large and immediate write-offs.

We cannot assure you that future acquisitions will be successful and will not adversely affect our business. We must also maintain our ability to manage growth effectively. Failure to manage growth effectively and successfully integrate acquisitions that we make could harm our business.

Our future revenue growth depends to a significant extent on the revenue growth of our NovaScreen business, which we acquired in October 2005. If NovaScreen’s revenue does not grow as we anticipate, our future revenue targets may not be achieved.

In October 2005 we acquired NovaScreen Biosciences Corporation, a privately held business which provides in vitro high throughput screening and compound profiling services. We completed this acquisition, in part, because we believe that the market for these services will grow at a relatively high rate as more pharmaceutical and biotech companies increase their outsourcing of these services. There can be no assurance, however, that pharmaceutical and biotech companies will continue to increase their demand for these services. If the trend toward more outsourcing of these services does not continue to grow, our revenues from the NovaScreen business may not increase as anticipated, making it more difficult for us to achieve our future revenue growth targets.

We may not realize all of the anticipated benefits of the Xenogen acquisition.

The success of our acquisition of Xenogen will depend, in part, on our ability to realize the anticipated synergies, cost savings, and growth opportunities from integrating the businesses of Xenogen with our business. While our integration of Xenogen is substantially complete, there are risks that could still adversely impact our ability to achieve all of the anticipated benefits of the acquisition, which include:

•       consolidating research and development and manufacturing operations;

•       retaining key employees;

•       consolidating corporate and administrative infrastructures;

•       coordinating sales and marketing functions;

•       preserving our and Xenogen’s research and development, distribution, marketing, promotion, and other important relationships;

•       expanding the commercial licensing of Xenogen’s imaging technology; and

•       coordinating geographically separate organizations.

We cannot assure you that the integration of Xenogen with us will result in the realization of the full benefits anticipated by us to result from the merger.

We expect to incur future operating losses and may not achieve profitability.

We have experienced significant operating losses each year since our inception and we expect to incur an operating loss in 2007. As of December 31, 2006, Caliper had an accumulated deficit of approximately $210.0 million. As of the effectiveness date of our merger with Xenogen, Xenogen had an accumulated deficit of approximately $199.1 million. Our losses have resulted principally from costs incurred in research and development and product marketing and from general and administrative costs associated with our operations. These costs have exceeded our cumulative cash proceeds which, to date, have been generated principally from product sales, collaborative research and development agreements, technology access fees, license fees, litigation settlement proceeds and interest income on cash and investment balances. To achieve profitability, we will need to generate and sustain substantially higher revenue than we have to date, while achieving reasonable costs and expense levels. We may not be able to generate enough revenue to achieve profitability. We may not achieve or maintain reasonable costs and expense levels. Even if we become profitable, we may not be able to sustain or increase profitability on a quarterly or annual basis. If we fail to achieve profitability within the timeframe expected by securities analysts or investors, the market price of our common stock will likely decline.

Failure to raise additional capital or generate the significant capital necessary to expand our operations and invest in new products could reduce our ability to compete and result in lower revenue.

We anticipate that our existing capital resources, together with the revenue to be derived from our commercial partners and from commercial sales of our products and services, will enable us to maintain currently planned operations at least through the year 2008. However, we premise this expectation on our current operating plan, which may change as a result of many factors, including the prospect of future acquisitions or other investing activities that could require substantial additional financing. Consequently, we may need additional funding sooner than anticipated. Our inability to raise needed capital would seriously harm our business and product development efforts. In addition, we may choose to raise additional capital due to market conditions or strategic considerations even if we believe that we have sufficient funds for our current or future operating plans. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of these securities could result in dilution to our stockholders.

On August 9, 2006, we entered into a credit facility with a bank which permits us to borrow up to $20.0 million in the form of revolving loan advances including up to $5.0 million in the form of letters of credit. This credit facility includes traditional lending and reporting covenants including that certain financial covenants applicable to liquidity and earnings are to be maintained by us and tested as of the last day of each quarter. The credit facility also includes several potential events of default such as payment default, material adverse change conditions and insolvency conditions that could cause interest to be charged at prime plus two percentage points, or for any uncured events of default result in the bank’s right to declare all outstanding obligations immediately due and payable. As discussed in Note 10 of the Notes to Consolidated Financial Statements in our annual report on Form 10-K for the year ended December 31, 2006, we were not in compliance with one financial covenant as of December 31, 2006. Such covenant violation was subsequently waived by the bank and the covenant was also amended on a going forward basis. Our ability to remain in compliance with applicable loan covenants through the credit facility’s maturity in 2008 depends upon our results of operations not deteriorating or any other material adverse change occurring with our business, we may become in default of one or more covenants under the credit facility.

If such events were to occur, we currently have no alternative committed sources of capital. In addition, to the extent that operating and capital resources are insufficient to meet future requirements, we will have to raise additional funds to continue the development and commercialization of our technologies. These funds may not be available on favorable terms, or at all. If adequate funds are not available on attractive terms, we may be required to curtail operations significantly or to obtain funds by entering into financing, supply or collaboration agreements on unattractive terms.

The termination or non-renewal of a large contract or the loss of, or a significant reduction in, sales to any of our significant customers could harm our operating results.

We currently derive, and we expect to continue to derive, a significant percentage of our total revenue from a relatively small number of customers. If any of these customers terminates or substantially diminishes its relationship with us, our revenue could decline significantly. Our newly acquired Xenogen business often sells products and provides services pursuant to agreements that are renewable on an annual basis. Failure to renew or the cancellation of these agreements by any one of our larger customers could result in a significant loss of revenue.

We may not fully realize our revenue under long-term contracts, which could harm our business and result in higher losses than anticipated.

We have long-term contracts for custom animal production and/or phenotyping services with two customers that are renewed annually and are expected to generate future revenues. These two long-term contracts may not be renewed annually and may be terminated at any time during their terms. In addition, we may not be able to maintain our sublicensed rights under certain patents relating to these contracts. Termination of these contracts for any reason would result in the loss of significant revenue would negatively impact our results of operations or limit our ability to execute our strategy.

Our success will depend partly on our ability to operate without infringing or misappropriating the proprietary rights of others.

We may be exposed to future litigation by third parties based on claims that our products infringe the intellectual property rights of others. This risk is exacerbated because there are numerous issued and pending patents in the life sciences industry and, as described above, the validity and breadth of life sciences patents involve complex legal and factual questions. Our competitors may assert that their U.S. or foreign patents may cover our products and the methods we employ. For example, we are involved in patent litigation with AntiCancer in which it has alleged that we have infringed certain of its patents. We have counterclaimed with allegations that AntiCancer infringes our imaging patents, as well as allegations that certain AntiCancer’s patents are invalid. For a description of our litigation with AntiCancer, see “Legal Proceedings” in our annual report on Form 10-K for the year ended December 31, 2006. Also, because patent applications can take many years to issue, there may be currently pending applications of which we are unaware that may later result in issued patents that our products may infringe. There could also be existing patents of which we are not aware that one or more of our products may inadvertently infringe.

From time to time, we have received, and may receive in the future, letters from third parties asking us to license certain technologies that the third party believes we may be using or would like us to use. If we do not accept a license, we may be subject to claims of infringement, or may receive letters alleging infringement. Infringement and other intellectual property claims, with or without merit, can be expensive and time-consuming to litigate and can divert management’s attention from our core business.

If we lose a patent infringement lawsuit, we could be prevented from selling our products unless we can obtain a license to use technology or ideas covered by such patent or are able to redesign the products to avoid infringement. A license may not be available at all or on terms acceptable to us, or we may not be able to redesign our products to avoid any infringement. If we are not successful in obtaining a license or redesigning our products, we may be unable to sell our products and our business could suffer.

Our rights to the use of technologies licensed to us by third parties are not within our control, and without these technologies, our products and programs may not be successful and our business prospects could be harmed.

We rely on licenses to use various technologies that are material to our business, including licenses, with sublicense rights, to certain microfluidic technologies and in vivo imaging methods, licenses to the use of certain biological materials, and licenses to engineer and commercialize transgenic animals. We do not own the patents that underlie these licenses. Our rights to use these technologies and employ the inventions claimed in the licensed patents are subject to the negotiation of, continuation of and compliance with the terms of those licenses and the continued validity of these patents. In some cases, we do not control the prosecution or filing of the patents to which we hold licenses, or the enforcement of these patents against third parties. For example, under the Promega Corporation and The Regents of the University of California licenses for a patented form of firefly luciferase used in our LPTA animal models and certain of our bioware, we do not have the right to enforce the patent, and neither licensor is obligated to do so on our behalf. Certain of our licenses contain diligence obligations, as well as provisions that allow the licensor to terminate the license upon specific conditions. Some of the licenses under which we have rights, such as our licenses from the University of Pennsylvania and from UT Battele for certain microfluidic technologies and from Stanford University for certain biophotonic imaging methods, provide us with exclusive rights in specified fields, including the right to enforce the licensed patents, but the scope of our rights and obligations under these and other licenses may become subject to dispute by our licensors or third parties. For example, we are currently discussing with Stanford the scope of products that we sell which are subject to the royalty provisions of our Stanford license agreement. As a result of these discussions, we may amend the license agreement to change the royalties we pay to Stanford for future product sales. The amendment may also include the payment of back royalties to Stanford for products we have already sold. We have not discussed with Stanford the specific terms and conditions of an amendment or the amount of any back royalty payments. Any increase in the royalties we pay to Stanford would negatively impact our gross margins.

Our tax net operating losses and credit carryforwards may expire if we do not achieve or maintain profitability.

As of December 31, 2006, we had federal and state net operating loss carryforwards of approximately $283.0 million and $86.0 million, respectively. We also had federal and state research and development tax credit carryforwards of approximately $11.2 million and $3.8 million, respectively. The federal net operating loss and credit carryforwards will expire at various dates through 2026 beginning in the year 2007 if not utilized. State net operating losses of approximately $141,000 expired in 2006. The current remaining state net operating losses have varying expiration dates through 2016.

Utilization of the federal and state net operating losses and credits may be subject to a substantial limitation due to the change in ownership provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses and credits before utilization. As of December 31, 2005, Xenogen had federal and state net operating loss carryforwards of approximately $126.3 and $28.6 million, respectively. The acquisition of Xenogen resulted in Xenogen shareholders’ owning approximately one-third of Caliper and will likely result in a change of ownership that will cause pre-merger losses of the merged entities to be subject to limitation. The amount of limitation has not yet been determined. Because of our lack of earnings history and the uncertainty of realizing these net operating losses, the deferred tax assets have been substantially offset by a valuation allowance.

If we are unable to meet customer demand or quality expectations, it would adversely impact our financial results and restrict our sales growth.

Upon our acquisition of Xenogen, manufacturing of IVIS Imaging Systems was transferred to our manufacturing plant in Hopkinton, Massachusetts. While our manufacturing group has considerable expertise with the manufacture of complex systems, we are relatively inexperienced in the manufacture of IVIS Imaging Systems. To be successful, we must manufacture our IVIS Imaging Systems in substantial quantities at acceptable costs. If we do not succeed in manufacturing sufficient quantities of our imaging systems to meet customer demand, we could lose customers and fail to acquire new customers if they choose a competitor’s product because our imaging system is not available. We believe our current manufacturing capacity in Hopkinton, Massachusetts is sufficient to meet our current and forecasted demand over the foreseeable future. Certain components of our IVIS systems are specially manufactured by our limited and or single-source suppliers and supply of these parts to us requires adequate lead time that can result in production delays. If we experience unexpected shifts in customer demand that requires alterations to planned manufacturing, we may experience production delays that could restrict our sales growth. If we are unable to meet customer demand for IVIS Imaging Systems, it would adversely affect our financial results and restrict our sales growth.

We depend on a limited number of suppliers for components of IVIS Imaging Systems, and we will be unable to manufacture or deliver our products if shipments from these suppliers are interrupted or are not supplied on a timely basis.

We use original equipment manufacturers, or OEMs, for various parts of our IVIS Imaging Systems, including the cameras, boxes, certain subassemblies, filters and lenses. We obtain these key components from a small number of sources. For example, the lens for our IVIS 200 system is obtained from a single source on a purchase order basis from Coastal Optical Systems Inc., and the CCD cameras for all of our IVIS Imaging Systems are obtained from two sources, Spectral Instruments, Inc. and Andor Technology Limited. We have binding supply agreements with Spectral and Andor. From time to time, we may experience delays in obtaining components from certain of our suppliers, which may have an impact on our ability to produce imaging systems. We believe that alternative sources for certain of these components in the event of a disruption or discontinuation in supply would not be available on a timely basis, which would disrupt our operations and impair our ability to manufacture and sell our IVIS Imaging Systems.

Our dependence upon outside suppliers and OEMs exposes us to risks, including:

•       the possibility that one or more of our suppliers could terminate their services at any time;

•       the potential inability of our suppliers to obtain required components or products;

•       reduced control over pricing, quality and timely delivery due to the difficulties in switching to alternative suppliers;

•       the potential delays and expense of seeking alternative suppliers; and

•       increases in prices of raw materials, products and key components.

We face competition from companies with established technologies for in vivo biological assessment, which may prevent us from achieving significant market share for our products.

We compete with a variety of established and accepted technologies for in vivo biological assessment that several competitors and customers may be using to analyze animal models. The most basic of these technologies have remained relatively unchanged for the past 40 years, are well established and are routinely used by researchers. We believe it may take several years for all researchers to become fully educated about our in vivo biophotonic imaging technology.

We believe that in the near term, the market for in vivo biological assessment will be subject to rapid change and will be significantly affected by new technology introductions and other market activities of industry participants. As other companies develop new technologies and products to conduct in vivo biological assessment, we may be required to compete with many larger companies that enjoy several competitive advantages, including:

•      established distribution networks;

•      established relationships with life science, pharmaceutical, biotechnology and chemical companies as well as with biomedical researchers;

•      additional lines of products, and the ability to offer rebates or bundle products to offer higher discounts or incentives to gain a competitive advantage; and

•      greater resources for technology and product development, sales and marketing and patent litigation.

Our principal competitors that use established technologies for in vivo biological assessment include Exelixis, Inc. and Lexicon Genetics Incorporated. Each of these companies uses animal models in the area of target validation in drug discovery and utilizes methods of assessment based upon knockout mice as well as other organisms such as fruit flies, worms and yeast. We also face competition from several companies including Eastman Kodak Company, Berthold Detection Systems GmbH, Hamamatsu Photonics, Olympus Corporation, K.K. and Roper Scientific, Inc., that market systems which may be used to perform biophotonic imaging with the appropriate licenses. These companies are larger and have greater resources than we do. There are also several privately-held companies that have recently begun to market systems that may be used to perform biophotonic imaging with the appropriate licenses. At any time, other companies may develop additional directly competitive products that could achieve greater market acceptance or render our products obsolete.

Contamination in our animal populations could damage our inventory, harm our reputation and result in decreased sales.

We offer a portfolio of transgenic animals and LPTA animal models for use by researchers in a wide range of research and drug discovery programs and also perform breeding and model validation. We maintain animal facilities in Alameda, California and Cranbury, New Jersey. These animals and facilities must be free of contaminants, viruses or bacteria, or pathogens that would compromise the quality of research results. Contamination of our isolated breeding rooms could disrupt our models, delay delivery to customers of data generated from phenotyping and result in decreased sales. Contamination would result in inventory loss, clean-up and start-up costs and reduced sales as a result of lost customer orders.

In 2003, one of Xenogen’s animal facilities in Alameda was contaminated by a mouse virus introduced through one of our animal vendors. That facility was closed for decontamination, and the most valuable strains were transferred to third party breeders for rederivation so that Xenogen could continue to provide animals to its customers. The decontamination process took approximately three months. A similar contamination occurred again in 2005.

Terrorist acts, acts of war and natural disasters may seriously harm our business and revenues, costs and expenses and financial condition.

We rely on a single manufacturing location to produce our microfluidic chips and drug discovery systems, and a single location to produce laboratory automation, imaging and robotics systems, with no alternative facilities. We rely principally on our facility in Cranbury, New Jersey, to produce LPTA animal models and our facility in Alameda, California to produce bioware cells and microorganisms. Alameda, California is also able to serve as a back-up facility for producing our LPTA animal models. These facilities and some pieces of manufacturing equipment are difficult to replace and could require substantial replacement lead-time. Our manufacturing facilities may be affected by natural disasters, such as earthquakes and floods. Earthquakes are of particular significance because our LabChip product manufacturing facility is located in Mountain View, California, an earthquake-prone area. In the event that our existing manufacturing facilities or equipment are affected by man-made or natural disasters, we would be unable to manufacture products for sale, meet customer demands or meet sales projections. If our manufacturing operations were curtailed or ceased, it would harm our business.

Terrorist acts, acts of war and natural disasters (wherever located around the world) may cause damage or disruption to us, our employees, facilities, partners, suppliers, distributors and customers, any and all of which could significantly impact our revenues, expenses and financial condition. The terrorist attacks that took place in the United States on September 11, 2001 were unprecedented events that have created many economic and political uncertainties. The potential for future terrorist attacks, the national and international responses to terrorist attacks and other acts of war or hostility have created many economic and political uncertainties that could adversely affect our business and results of operations that cannot presently be predicted. We are largely uninsured for losses and interruptions caused by terrorist acts, acts of war and natural disasters.

We use hazardous materials in our business. Any claims relating to improper handling, storage or disposal of these materials could be time consuming and costly.

Our research and development processes, our anesthesia systems used with our IVIS Imaging Systems to anesthetize the animals being imaged and our general biology operations involve the controlled storage, use and disposal of hazardous materials including, but not limited to, biological hazardous materials and radioactive compounds. We are subject to federal, state and local regulations governing the use, manufacture, storage, handling and disposal of these materials and waste products. Although we believe that our safety procedures for handling and disposing of these hazardous materials comply with the standards prescribed by law and regulation, the risk of accidental contamination or injury from hazardous materials cannot be completely eliminated. In the event of an accident, we could be held liable for any damages that result, and any liability could exceed the limits or fall outside the coverage of our insurance. We currently maintain a limited pollution cleanup insurance policy in the amount of $1.0 million. We may not be able to maintain insurance on acceptable terms, or at all. We could be required to incur significant costs to comply with current or future environmental laws and regulations.

Compliance with governmental regulations could increase our operating costs, which would adversely affect the commercialization of our technology.

The Animal Welfare Act, or AWA, is the federal law that covers the treatment of certain animals used in research. The AWA currently does not cover rats of the genus Rattus or mice of the genus Mus bred for use in research, and consequently, we are not currently required to be in compliance with this law.

Currently, the AWA imposes a wide variety of specific regulations that govern the humane handling, care, treatment and transportation of certain animals by producers and users of research animals, most notably personnel, facilities, sanitation, cage size, feeding, watering and shipping conditions. If in the future the AWA is amended to include mice or rats bred for use in research in the scope of regulated animals, we will become subject to registration, inspections and reporting requirements. We believe compliance with such regulations would require us to modify our current practices and procedures, which could require significant financial and management resources.

Furthermore, some states have their own regulations, including general anti-cruelty legislation, which establish certain standards in handling animals. To the extent that we provide products and services overseas, we also have to comply with foreign laws, such as the European Convention for the Protection of Animals During International Transport and other anti-cruelty laws. In addition, customers of our mice in certain countries may need to comply with requirements of the European Convention for the Protection of Vertebrate Animals Used for Experimental and Other Scientific Purposes. Additional or more stringent regulations in this area could impact our sales of laboratory animals into signatory countries.

Since we develop animals containing changes in their genetic make-up, we may become subject to a variety of laws, guidelines, regulations and treaties specifically directed at genetically modified organisms. The area of environmental releases of genetically modified organisms is rapidly evolving and is currently subject to intense regulatory scrutiny, particularly overseas. If we become subject to these laws, we could incur substantial compliance costs. For example, the Biosafety Protocol, an international treaty adopted in 2000 to which the U.S. is not a party, regulates the transit of living modified organisms, a category that includes our transgenic mice, into countries party to the treaty. As our mice are not intended for release into the environment or for use for food, feed or processing, the treaty imposes only identification, handling, packaging and transport requirements for shipments into signatory countries. However, additional requirements may be imposed on such shipments in the future.

Additionally, exports of our IVIS Imaging Systems and biological reagents to foreign customers and distributors are governed by the International Traffic in Arms Regulations, the Export Administration Regulations, Patriot Act and Bioterrorism Safety Act. Although these laws and regulations do not restrict our present foreign sales programs, any future changes to these regulatory regimes may negatively affect or limit our foreign sales.

Public perception of ethical and social issues may limit or discourage the use of mice for scientific experimentation, which could reduce our revenues and adversely affect our business.

Governmental authorities could, for social or other purposes, limit the use of genetic modifications or prohibit the practice of our technology. Public attitudes may be influenced by claims that genetically engineered products are unsafe for use in research or pose a danger to the environment. The subject of genetically modified organisms, like genetically altered mice and rats, has received negative publicity and aroused significant public debate. In addition, animal rights activists could protest or make threats against our facilities, which may result in property damage. Ethical and other concerns about our methods, particularly our use of genetically altered mice and rats, could adversely affect our market acceptance.

Risks Related to Owning Our Common Stock

Our stock price is extremely volatile, and you could lose a substantial portion of your investment.

Our stock has been trading on the Nasdaq Global Market since mid-December 1999. We initially offered our common stock to the public at $16.00 per share. Since then our stock price has been extremely volatile and has ranged, through June 22, 2007 from a high of approximately $202.00 per share on March 2, 2000 to a low of $2.71 per share both on January 28, 2003 and February 6, 2003. Our stock price may drop substantially following an investment in our common stock. We expect that our stock price will remain volatile as a result of a number of factors, including:

•       announcements by analysts regarding their assessment of us and our prospects;

•       announcements by our competitors of complementary or competing products and technologies;

•       announcements of our financial results, particularly if they differ from investors’ expectations; and

•       general market volatility for technology stocks.

These factors and fluctuations, as well as general economic, political and market conditions, may materially adversely affect the market price of our common stock.

We have been sued, and are at risk of future securities class action litigation.

In the spring and summer of 2001, class action lawsuits were filed against certain leading investment banks and over 300 companies that did public offerings during the prior several years, including lawsuits against Caliper and certain of its officers and directors as described under “Legal Proceedings” in our annual report on Form 10-K for the year ended December 31, 2006. This and other securities litigation could result in potential liability, cause us to incur litigation costs and divert management’s attention and resources, any of which could harm our business. In addition, announcements of future lawsuits of this or some other nature, and announcements of events occurring during the course of the current and any future lawsuits, could cause our stock price to drop.

Provisions of our charter documents and Delaware law may inhibit a takeover, which could limit the price investors might be willing to pay in the future for our common stock.

Provisions in our certificate of incorporation and bylaws may have the effect of delaying or preventing an acquisition in which we are not the surviving company or which results in changes in our management. In addition, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law. These provisions may prohibit stockholders owning 15% or more of the outstanding voting stock, from consummating a merger or combination which includes us. These provisions could limit the price that investors might be willing to pay in the future for our common stock.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

The Securities and Exchange Commission encourages companies to disclose forward-looking information so that investors can better understand a company’s future prospects and make informed investment decisions. This prospectus contains such “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements may be made directly in this prospectus, and they may also be made a part of this prospectus by reference to other documents filed with the Securities and Exchange Commission, which is known as “incorporation by reference.”

Words such as “may,” “anticipate,” “estimate,” “expects,” “projects,” “intends,” “plans,” “believes” and words and terms of similar substance used in connection with any discussion of future operating or financial performance identify forward-looking statements. All forward-looking statements are management’s present expectations of future events and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Forward-looking statements might include one or more of the following:

•      anticipated results of financing activities;

•      anticipated agreements with marketing partners;

•      anticipated clinical trial timelines or results;

•      anticipated research and product development results;

•      projected regulatory timelines;

•      descriptions of plans or objectives of management for future operations, products or services;

•      forecasts of future economic performance; and

•      descriptions or assumptions underlying or relating to any of the above items.

Please also see the discussion of risks and uncertainties under the heading “Risk Factors” starting on page 7.

In light of these assumptions, risks and uncertainties, the results and events discussed in the forward-looking statements contained in this prospectus or in any document incorporated by reference might not occur. Investors are cautioned not to place undue reliance on the forward-looking statements, which speak only as of the date of this prospectus or the date of the document incorporated by reference in this prospectus. We are not under any obligation, and we expressly disclaim any obligation, to update or alter any forward-looking statements, whether as a result of new information, future events or otherwise. All subsequent forward-looking statements attributable to Caliper or to any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section.

USE OF PROCEEDS

We may receive up to $41.3 million from the exercise of the warrants.  If any are exercised, we intend to use the net proceeds from the exercise of warrants for general corporate purposes, including our internal discovery and development programs and the development of new technologies, general working capital and possible future acquisitions.

We have not determined the amounts we plan to spend on any of the areas listed above or the timing of these expenditures. As a result, our management will have broad discretion to allocate the net proceeds from any exercises of the warrants.  No assurance can be given as to whether or when any of the warrants will be exercised.

DESCRIPTION OF COMMON STOCK

We are authorized to issue 100,000,000 shares of common stock, $0.001 par value per share. As of June 22, 2007, approximately 47,347,421 shares of common stock were issued and outstanding. The following descriptions of our common stock and provisions of our restated certificate of incorporation and restated by-laws are only summaries, and we encourage you to review complete copies of these documents, which have been filed as exhibits to our periodic reports with the Securities and Exchange Commission.

Dividends, Voting Rights and Liquidation

Each holder of our common stock is entitled to one vote for each share of our common stock held of record on the applicable record date on all matters submitted to a vote of stockholders. There are no cumulative voting rights.  The holders of our common stock are entitled to receive, from funds legally available for the payment thereof, dividends when and as declared by resolution of our board of directors, subject to any preferential dividend rights granted to the holders of any then outstanding Caliper preferred stock. In the event of liquidation, each share of our common stock is entitled to share pro rata in any distribution of Caliper’s assets after payment or providing for the payment of liabilities and the liquidation preference of any then outstanding Caliper preferred stock.  Holders of our common stock have no preemptive rights to purchase, subscribe for or otherwise acquire any un-issued or treasury shares or other securities.

Listing

Our common stock is listed on the Nasdaq Global Market under the symbol “CALP.”

Transfer Agent and Registrar

Wells Fargo Shareowner Services is the transfer agent and registrar for our common stock.

Delaware Law and Certain Charter and By-law Provisions

Under our certificate of incorporation, our board of directors has the authority, without stockholder approval, to create one or more classes or series within a class of preferred stock, to issue shares of preferred stock in such class or series up to the maximum number of shares of the relevant class or series of preferred stock authorized, and to determine the preferences, rights, privileges, qualifications, limitations, and restrictions of any such class or series, including the dividend rights, dividend rates, voting rights, the rights and terms of redemption, redemption prices, the rights and terms of conversion, liquidation preferences, sinking fund terms, the number of shares constituting any such class or series, and the designation of such class or series. We believe that the power to issue preferred stock will provide flexibility in connection with possible corporate transactions. The issuance of preferred stock could adversely affect the voting power of the holders of common stock and restrict their rights to receive payment upon liquidation and could have the effect of delaying, deferring or preventing a change of control of the company. We have no present plans to issue any shares of preferred stock.

In addition to the board of directors’ ability to issue shares of preferred stock, our certificate of incorporation and by-laws contain several other provisions that are commonly considered to discourage unsolicited takeover bids. Our certificate of incorporation includes a provision classifying the board of directors into three classes with staggered three-year terms and a provision prohibiting stockholder action by written consent except as otherwise provided by law. Under the certificate of incorporation and by-laws, the board of directors may enlarge the size of the board of directors and fill any vacancies on the board of directors.

Further, provisions of the certificate of incorporation provide that the stockholders may amend certain provisions of the certificate of incorporation only with the affirmative vote of 66 2/3% of our capital stock. The certificate of incorporation and by-laws provide that nominations for Directors may not be made by stockholders at any annual or special meeting unless the stockholder intending to make a nomination notifies us, a specified period in advance, of its intention to do so and furnishes certain information. The by-laws also provide that special meetings of our stockholders may be called only by the Chairman of the board of directors, the Chief Executive Officer, the board of directors, or the holders of at least 10% of votes entitled to vote at the meeting and require advance notice of business to be brought by a stockholder before the annual meeting.

We are subject to the provisions of Section 203 of the Delaware General Corporation Law, a law regulating corporate takeovers (the “Anti-Takeover Law”). In certain circumstances, the Anti-Takeover Law prevents certain Delaware corporations, including those whose securities are listed on the Nasdaq Global Market, from engaging in a “business combination” (which includes a merger or sale of more than ten percent of the corporation’s assets) with an “interested stockholder” (a stockholder who owns 15% or more of the corporation’s outstanding voting stock) for three years following the date on which such stockholder became an “interested stockholder” subject to certain exceptions, unless the transaction is approved by the board of directors and the holders of at least 66 2/3% of the outstanding voting stock of the corporation (excluding shares held by the interested stockholder). The statutory ban does not apply if, upon consummation of the transaction in which any person becomes an interested stockholder, the interested stockholder owns at least 85% of the outstanding voting stock of the corporation (excluding shares held by persons who are both Directors and officers or by certain employee stock plans). A Delaware corporation subject to the Anti-Takeover Law may “opt out” of the Anti-Takeover Law with an express provision either in its certificate of incorporation or by-laws resulting from a stockholders’ amendment approved by at least a majority of the outstanding voting shares; such an amendment is effective following expiration of twelve months from adoption. We have not “opted out” of the Anti-Takeover Law.

We adopted a stockholder rights plan in December 2001, under which we issued, to all holders of our common stock, rights to acquire additional shares of our common stock at a discounted price under the circumstances described in the plan. The rights generally become immediately exercisable after any person or group acquires beneficial ownership of 15% or more of our common stock, or 10 business days after any person or entity announces a tender or exchange offer that would result in a 15% or greater beneficial ownership level of our common stock. The rights do not have any voting power. If the rights become exercisable and a buyer becomes an acquiring person, as described in the prior sentence, all rights holders, except the acquiring person, will be entitled to purchase, for each right held, $200 worth of our common stock for $100. Our Board of Directors may amend or terminate the rights plan at any time or redeem the rights prior to the time a person acquires more than 15% of our common stock.

The foregoing provisions of the certificate of incorporation and by-laws, the rights plan, and Delaware law could have the effect of discouraging others from attempting hostile takeovers of the company and, as a consequence, they may also inhibit temporary fluctuations in the market price of the common stock that might result from actual or rumored hostile takeover attempts. Such provisions may also have the effect of preventing changes in our management. It is possible that such provisions could make it more difficult to accomplish transactions which stockholders may otherwise deem to be in their best interests.

DESCRIPTION OF WARRANTS

General

On August 9, 2006, we acquired Xenogen Corporation in a merger transaction for approximately $62.1 million, including $52.2 million in our common stock, $7.1 million in warrants and $2.8 million of estimated direct acquisition costs. Under the terms of the acquisition agreement, we issued approximately 12,108,877 shares of our common stock and Caliper Warrants to purchase approximately 4,701,733 shares of our common stock, and reserved approximately 1.1 million additional shares and 0.4 million warrants related to Xenogen Warrants assumed at the date of acquisition, in exchange for all of Xenogen’s equity securities outstanding at the closing.

Description of Caliper Warrants

The Caliper Warrants issued in the merger have a term of five years ending on August 9, 2011 and an exercise price of $6.79 per share.

We cannot assure you that the market price of our common stock will exceed the exercise price of these Caliper Warrants at any time during the period in which they are exercisable. Before exercising their Caliper Warrants, holders of Caliper Warrants to purchase our common stock will not have any of the rights of holders of the securities purchasable upon such exercise, including the right to receive dividends, if any, or payments upon our liquidation, dissolution or winding up or to exercise voting rights, if any.

Listing

The Caliper Warrants are listed on the Nasdaq Global Market under the symbol “CALPW.”

Transfer Agent and Registrar

Wells Fargo Shareowner Services is the transfer agent and registrar for the Caliper Warrants.

Exercise of Caliper Warrants

Each Caliper Warrant issued in the merger entitles the holder to purchase shares of common stock at the exercise price of $6.79.  Holders of Caliper Warrants may exercise the Caliper Warrants at any time up to 5:00 P.M. Hopkinton, Massachusetts time on August 9, 2011.  After the close of business on the expiration date, unexercised Caliper Warrants will become void.

Holders of Caliper Warrants may exercise the Caliper Warrants by delivering the warrant certificate representing the Caliper Warrants to be exercised together with specified information, and paying the required amount to the warrant agent in immediately available funds, as provided in each warrant certificate. Set forth on the reverse side of the warrant certificate is the information that the holder of the Caliper Warrant will be required to deliver to the warrant agent upon exercise of the Caliper Warrants.

Upon receipt of the required payment and the warrant certificate properly completed and duly executed at the corporate trust office of the warrant agent or any other office indicated in the applicable prospectus supplement, we will issue and deliver the shares of common stock purchasable upon such exercise. If fewer than all of the shares issuable upon exercise of the Caliper Warrant, then we will issue a new warrant certificate for the remaining number of shares issuable under the Caliper Warrant. Holders of Caliper Warrants may also surrender a portion of the Caliper Warrants as all or part of the exercise price for the Caliper Warrants.

Description of Xenogen Warrants

In addition, each outstanding Xenogen Warrant to purchase Xenogen common stock was assumed by us in the merger and became exercisable for the same number of shares of our common stock and Caliper Warrants to purchase our common stock as would have been issuable in respect of shares issued upon the exercise of such Xenogen Warrant immediately prior to the closing of the merger, assuming the actual exercise of the Xenogen Warrants occurs prior to the fifth anniversary of the closing of the merger, after which time only Caliper common stock will be issuable upon the exercise of such Xenogen Warrant. The original term of, and exercise price for, each outstanding Xenogen Warrant that was assumed by us in the merger remains unchanged.

We cannot assure you that the market price of our common stock will exceed the exercise price of these Xenogen Warrants at any time during the period in which they are exercisable. Before exercising their Xenogen Warrants, holders of Xenogen Warrants to purchase our common stock will not have any of the rights of holders of the securities purchasable upon such exercise, including the right to receive dividends, if any, or payments upon our liquidation, dissolution or winding up or to exercise voting rights, if any.

Exercise of Xenogen Warrants

The original term of, and exercise price for, each outstanding Xenogen Warrant that was assumed by us in the merger remains unchanged.  The terms and exercise prices of those Xenogen Warrants vary.

Enforceability of Rights By Holders of Warrants

Each warrant agent will act solely as our agent under the applicable warrant agreement and will not assume any obligation or relationship of agency or trust with any holder of any warrant. A single bank or trust company may act as warrant agent for more than one issue of warrants. A warrant agent will have no duty or responsibility in case of any default by us under the applicable warrant agreement or warrant, including any duty or responsibility to initiate any proceedings at law or otherwise, or to make any demand upon us. Any holder of a warrant may, without the consent of the related warrant agent or the holder of any other warrant, enforce by appropriate legal action its right to exercise, and receive the securities purchasable upon exercise of, its warrants.

PLAN OF DISTRIBUTION

All of the shares being registered hereby may be sold from time to time. The shares being registered hereby may be sold by one or more of the following methods: (a) a block trade in which a broker or dealer so engaged will attempt to sell the shares as agent but may purchase and resell a portion of the block as principal to facilitate the transaction; (b) purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this prospectus; (c) ordinary brokerage transactions and transactions in which the broker solicits purchasers; (d) privately negotiated transactions; and (e) face-to-face transactions between sellers and purchasers without a broker-dealer.

The shareholders selling shares may be deemed to be statutory underwriters under the Securities Act. In addition, any broker-dealers who act in connection with the sale of the shares hereunder may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act, and any commissions received by them and profit on any resale of the shares as principal may be deemed to be underwriting discounts and commissions under the Securities Act.

In effecting sales, brokers or dealers engaged by the selling shareholders may arrange for other brokers or dealers to participate. Such brokers or dealers may receive commissions or discounts from the selling shareholders in amounts to be negotiated by the selling shareholders. The selling shareholders may enter into hedging transactions with broker-dealers and the broker-dealers may engage in short sales of the common stock in the course of hedging the positions they assume with the selling shareholders (including in connection with the distribution of the common stock by such broker-dealers). The selling shareholders may also engage in short sales of the common stock and may enter into option or other transactions with broker-dealers that involve the delivery of the common stock to the broker-dealers, who may then resell or otherwise transfer such common stock. Such broker-dealers and any other participating broker-dealers may, in connection with such sales, be deemed to be underwriters within the meaning of the Securities Act. Any discounts or commissions received by any such broker-dealers may be deemed to be underwriting discounts and commissions under the Securities Act.

The selling shareholders may also sell shares in accordance with Rule 144 of the Securities Act, if Rule 144 is then available.

In order to comply with the securities laws of certain states, if applicable, the shares will be sold in such jurisdictions only through registered or licensed broker-dealers.

We have paid or will pay all of the expenses incident to the filing of this registration statement. Such expenses include legal and accounting fees in connection with the preparation of the registration statement of which this prospectus is a part, legal and other fees in connection with the qualification of the sale of the shares under the laws of certain states (if any), registration and filing fees and other expenses. The selling shareholders will pay all other expenses incident to the offering and sale of the shares to the public, including commissions and discounts of underwriters, brokers, dealers or agents, if any.

LEGAL MATTERS

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., Boston, Massachusetts, has provided us with an opinion as to the legal matters in connection with the securities we are offering.

EXPERTS

Ernst & Young LLP, independent registered public accounting firm, has audited our consolidated financial statements and schedule included in our Annual Report on Form 10-K for the year ended December 31, 2006, and management’s assessment of the effectiveness of our internal control over financial reporting as of December 31, 2006, as set forth in their reports, which are incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements and schedule and management’s assessment are incorporated by reference in reliance on Ernst & Young LLP’s reports, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We are a public company and file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any document we file at the SEC’s Public Reference Room at Station Place, 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the public reference room. Our SEC filings are also available to the public at the SEC’s web site at http://www.sec.gov, and on our web site at http://www.caliperls.com. The information contained on our web site is not included or incorporated by reference into this prospectus.  In addition, our stock is listed for trading on the Nasdaq Global Market. You can read and copy reports and other information concerning us at the offices of the National Association of Securities Dealers, Inc. located at 1735 K Street, Washington, D.C. 20006.

This prospectus is only part of a Registration Statement on Form S-3 that we have filed with the SEC under the Securities Act of 1933, as amended, and therefore omits certain information contained in the Registration Statement. We have also filed exhibits and schedules with the Registration Statement that are excluded from this prospectus, and you should refer to the applicable exhibit or schedule for a complete description of any statement referring to any contract or other document. You may:

•      inspect a copy of the Registration Statement, including the exhibits and schedules, without charge at the public reference room;

•      obtain a copy from the SEC upon payment of the fees prescribed by the SEC; or

•      obtain a copy from the SEC’s web site or our web site.

INCORPORATION OF DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus and information we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made by us with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934. The documents we are incorporating by reference as of their respective dates of filing are:

•      Our Annual Report on Form 10-K for the year ended December 31, 2006, filed on March 14, 2007 (File No. 001-32976);

•      Our Current Report on Form 8-K, filed on March 2, 2007 with respect to the matters disclosed under Items 1.01 and 5.03 of such form (File No. 001-32976);

•      Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2007, filed on May 10, 2007 (File No. 001-32976); and

•      The description of our common stock contained in our Registration Statement on Form 8-A, filed on November 22, 1999 (File No. 000-28229), which incorporates by reference the description of the shares of our common stock contained in our Registration Statement on Form S-1 (File No. 333-88827) filed on October 12, 1999 and declared effective by the SEC on December 14, 1999, and any amendment or reports filed with the SEC for purposes of updating such description.

You may request, orally or in writing, a copy of these filings, which will be provided to you at no cost, by contacting Peter McAree, Vice President, Finance, at our principal executive offices, which are located at 68 Elm Street, Hopkinton, Massachusetts; Telephone: (508) 435-9500.

To the extent that any statements contained in a document incorporated by reference are modified or superseded by any statements contained in this prospectus, such statements shall not be deemed incorporated in this prospectus except as so modified or superseded.

All documents subsequently filed by us pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act and prior to the termination of this offering are incorporated by reference and become a part of this prospectus from the date such documents are filed. Any statement contained in this prospectus or in a document incorporated by reference is modified or superseded for purposes of this prospectus to the extent that a statement contained in any subsequent filed document modifies or supersedes such statement.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

The following table sets forth the Company’s estimates (other than the SEC registration fee) of the expenses in connection with the issuance and distribution of the securities being registered, other than underwriting discounts and commissions.

Item	Amount

SEC registration fee	$—
Legal fees and expenses	20,000
Accounting fees and expenses	10,000
Printing fees	—
Miscellaneous fees and expenses	—

Total	$30,000

Item 15. Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law permits a Delaware corporation to indemnify officers, directors, employees and agents for actions taken in good faith and in a manner they reasonably believed to be in, or not opposed to, the best interests of the corporation, and with respect to any criminal action, which they had no reasonable cause to believe was unlawful. The Delaware General Corporation Law provides that a corporation may pay expenses (including attorneys’ fees) incurred by an officer or director in defending any civil, criminal, administrative or investigative action (upon receipt of a written undertaking to reimburse the corporation if indemnification is not appropriate), and must reimburse a successful defendant for expenses, including attorney’s fees, actually and reasonably incurred, and permits a corporation to purchase and maintain liability insurance for its directors and officers. The Delaware General Corporation Law provides that indemnification may be made for any claim, issue or matter as to which a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the corporation, unless and only to the extent a court determines that the person is entitled to indemnity for such expenses as the court deems proper.

The restated certificate of incorporation (the “certificate of incorporation”) of Caliper Life Sciences, Inc. (“Caliper”) and the by-laws of Caliper (the “by-laws”) provide, among other things, that, to the fullest extent under applicable law, Caliper shall indemnify each person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, is or was, or has agreed to become, a director or officer of Caliper, or is or was serving, or has agreed to serve, at the request of Caliper, as a director, officer or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines, settlements, and other amounts actually and reasonably incurred in connection with any such action, suit or proceeding and any appeal therefrom. Caliper has the power to indemnify its other officer, employees and agents.

Section 43 of the by-laws provides that indemnification may include payment by Caliper of expenses in defending an action or proceeding in advance of the final disposition of such action or proceeding upon receipt of an undertaking by the person indemnified to repay such payment if it is ultimately determined that such person is not entitled to indemnification.

Section 43 of the by-laws further provide that Caliper shall have the power to purchase and maintain insurance to insure the officers and directors of Caliper against any liabilities incurred by them in the discharge of their functions as such officers and directors. Caliper has purchased insurance which purports to insure the officers and directors of Caliper against certain liabilities incurred by them in the discharge of their functions as such officers and directors.

The Delaware General Corporation Law permits a Delaware corporation to include a provision in its certificate of incorporation eliminating or limiting the personal liability of any director to the corporation or its stockholders for monetary damages for a breach of the director’s fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law, which concerns unlawful payments of dividends, stock purchases or redemptions or (iv) for any transaction from which the director derived an improper personal benefit. Article Ninth of the certificate of incorporation contains provisions limiting the liability of its directors, to the fullest extent currently permitted by the Delaware General Corporation Law for monetary damages for breach of their fiduciary duty as directors.

While these provisions provide directors with protection from awards for monetary damages for breaches of their duty of care, they do not eliminate such duty. Accordingly, these provisions will have no effect on the availability of equitable remedies such as an injunction or rescission based on a director’s breach of his or her duty of care.

Caliper has entered into indemnity agreements (the “Indemnity Agreements”) with certain directors of Caliper. The Indemnity Agreements provide that Caliper will pay any attorneys’ fees and all other costs, expenses and obligations which the indemnitee pays or incurs because of claims made against him or her by reason of the fact that he or she is or was a director or officer of Caliper. The payments to be made under the Indemnity Agreements include, but are not limited to, expenses, judgments, fines, penalties and amounts paid in settlement (including all interest, assessments and other charges paid or payable in connection with or in respect of such expenses, judgments, fines, penalties of amounts paid in settlement) of such claims, except we are not obligated to make any payment under the Indemnity Agreements which we are prohibited by law from paying as indemnity, or where (a) indemnification is provided to an indemnitee under an insurance policy, except for amounts in excess of insurance coverage, and (b) the claim is one for which an indemnitee is otherwise indemnified by Caliper. If so requested by the indemnitee, Caliper shall advance all expenses to the indemnitee.

Under Section 5.11 of the Merger Agreement, for six years after the effective time of the merger, we are required to indemnify former directors and officers of Xenogen Corporation against costs or expenses (including attorney’s fees), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any claim, action, suit, proceeding or investigation arising out of any act or omissions in such capacity as officer or director prior to the closing. Such indemnification shall be to the extent provided under Xenogen’s certificate of incorporation and by-laws in effect immediately prior to the effective time of the merger. If a claim for indemnification asserted within the one year period, all rights to indemnification in respect of such claim will continue until the disposition of all such claims.

Item 16. Exhibits

(a)      Exhibits.

Exhibit Number	Description of Document

4.1

Specimen of Common Stock Certificate. Filed as Exhibit 4.2 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2005 (File No. 000-28229) and incorporated herein by reference.

4.2

Form of Warrant issued to Xenogen security holders pursuant to the Merger Agreement, dated as of February 10, 2006, by and among the Registrant, Caliper Holdings, Inc. and Xenogen Corporation (included as Annex G to the Registrant’s registration statement on Form S-4 filed on April 3, 2006 and amended on May 23, 2006, June 23, 2006, June 29, 2006 and July 7, 2006).

5.1	Opinion of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. regarding legality of securities being registered. Filed herewith.

23.1	Consent of Ernst & Young LLP. Filed herewith.

23.2	Consent of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. (included in the opinion filed as Exhibit 5 to this Registration Statement).

24.1	Power of Attorney (included on signature page).

Item 17. Undertakings

(a) The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or any decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

Provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(i) If the registrant is relying on Rule 430B (§230.430B of this chapter):

(A) Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B) Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

(ii) If the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5) That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities: The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(c) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on this Form S-3 and has duly caused this Post-Effective Amendment No. 1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the Town of Hopkinton, Commonwealth of Massachusetts on the 26th day of June 2007.

Caliper Life Sciences, Inc.

By:	/s/ E. KEVIN HRUSOVSKY
E. Kevin Hrusovsky President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/S/ E. KEVIN HRUSOVSKY	President, Chief Executive Officer and Director (Principal Executive Officer)	June 26, 2007
E. Kevin Hrusovsky

/S/ THOMAS T. HIGGINS	Executive Vice President and Chief Financial Officer (Principal Financial Officer)	June 26, 2007
Thomas T. Higgins

/S/ PETER F. MCAREE	Vice President, Finance (Principal Accounting Officer)	June 26, 2007
Peter F. McAree

*	Chairman of the Board of Directors	June 26, 2007
Daniel L. Kisner, M.D.

*	Director	June 26, 2007
David Milligan, Ph.D

*	Director	June 26, 2007
Robert C. Bishop, Ph.D

*	Director	June 26, 2007
Kathryn Tunstall

*	Director	June 26, 2007
Van Billet

*	Director	June 26, 2007
Allan L. Comstock

/s/ David W. Carter	Director	June 26, 2007
David W. Carter

Director
Michael R. Eisenson

/s/ E. KEVIN HRUSOVSKY

*Signed by E. Kevin Hrusovsky pursuant to a power of attorney previously granted.

EXHIBIT INDEX

Exhibit Number	Description of Document

4.1

Specimen of Common Stock Certificate. Filed as Exhibit 4.2 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2005 (File No. 000-28229) and incorporated herein by reference.

4.2

Form of Warrant issued to Xenogen security holders pursuant to the Merger Agreement, dated as of February 10, 2006, by and among the Registrant, Caliper Holdings, Inc. and Xenogen Corporation (included as Annex G to the Registrant’s registration statement on Form S-4 filed on April 3, 2006 and amended on May 23, 2006, June 23, 2006, June 29, 2006 and July 7, 2006).

5.1	Opinion of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. regarding legality of securities being registered. Filed herewith.

23.1	Consent of Ernst & Young LLP. Filed herewith.

23.2	Consent of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. (included in the opinion filed as Exhibit 5 to this Registration Statement).

24.1	Power of Attorney (included on signature page).